Exhibit 99.2

Equity Transfer Agreement

Between

Beijing Linghang Shengshi Advertising Co.,Ltd.

Guo Man

Xu Qing

and

Jiangsu Hongzhou Investment Co., Ltd.

on

Airmedia Group Co., Ltd.

Nov. 1, 2018

Table of Contents

1 Definition 2

2 Transfer of Target Equity 4

3 Transfer Price and Payment Mode 4

4 Delivery of Target Equity 5

5 Repurchase of Target Equity 5

6 Retransfer of Target Equity 6

7 Distribution of Return on Target Equity after Listing of Target Company 7

8 Transition Period 7

9 Entry-into-force Conditions 8

10 Representation, Statement and Warranty of Transferor 8

11 Representation, Statement and Warranty of Transferee 9

12 Liability of Default 10

13 Force Majeure 11

14 Alteration and Termination of Agreement 11

15 Settlement of Disputes 11

16 Confidentiality 12

17 Notice 13

18 Waiver of Rights 14

19 Invalidity 14

20 Entire Agreement 14

21 Costs 14

22 Applicable Law 14

23 Text 15

This Equity Transfer Agreement (hereinafter referred to as “the Agreement”) was signed by and between the parties below on Nov. 1, 2018 in Beijing:

Party A (the Transferor)

Party A1:

Beijing Linghang Shengshi Advertising Co.,Ltd.

Unified Social Credit Code: 91110102801743998D

Registered Address: 1-0363, 1F of 22# Building, East Street, Xuanwumen, Xicheng District, Beijing

Party A2:

Guo Man

ID card No.: 110102196305041171

Domicile: No. 1-3, 5F, 2 Door, 3# Building, Beipingli, Capital Airport, Chaoyang District, Beijing

Party A3

Xu Qing

ID card No.: 11010119610220531X

Domicile: No. 204, 5# Building, Xibahexili, Chaoyang District, Beijing

Party B (the Transferee):

Jiangsu Hongzhou Investment Co., Ltd.

Unified Social Credit Code: [91321182331302871N]

Registered Address: [Huawei Village, Xinba Town, Yangzhong City]

Party A1, Party A2 and Party A3 are collectively called “Party A”.

Party A and Party B are collectively called “both parties”, and individually called “one party”.

Whereas:

1. Airmedia Group Co., Ltd. (hereinafter referred to as “Airmedia” or “Target Company”) is a limited liability company incorporated within Chinese territory. Its unified social credit code is 91110000783246583E and the registered address is Room 1901, Yanxiang Hotel, No. 2A Jiangtai Road, Chaoyang District, Beijing;

2. Party A1 is the shareholder of Airmedia and holds an equity accounting for 20.18% of Airmedia’s total registered capital by contributing RMB243,380,000 Yuan to Airmedia;

3. Party A2 is the shareholder of Airmedia and holds an equity accounting for 0.12% of Airmedia’s total registered capital by contributing RMB1,416,366 Yuan to Airmedia;

4. Party A3 is the shareholder of Airmedia and holds an equity accounting for 0.02% of Airmedia’s total registered capital by contributing RMB 203,634 Yuan to Airmedia;

5. Party A proposes to transfer the total 20.32% equity (hereinafter referred to as “target equity”) held in Airmedia in accordance with the conditions and terms stipulated in this agreement to Party B, and Party B proposes to accept the transferred target equity.

Therefore, the Agreement below is signed by and between both parties through friendly negotiation on relevant matter that Party A proposes to transfer the target equity to Party B by following the principle of voluntariness, fairness, honesty and credibility in accordance with The Company Law of the People’s Republic of China and other relevant laws, regulations, and rules:

1 Definition

1.1 In this Agreement (including preface), the following words shall have the following meanings unless otherwise explained as required by literary content:

“Agreement” or “the Agreement” refers to the Equity Transfer Agreement of Airmedia Group Co., Ltd. signed by and between the Transferor and the Transferee, and all attachments

Transderor refers to Party A, namely, Leading World, Guo Man, Xu Qing

Transferee refers to Party B, namely, Jiangsu Hongzhou Investment Co., Ltd.

Target Company or Airmedia refer to Airmedia Group Co., Ltd.

Leading World refers to Beijing Linghang Shengshi Advertising Co.,Ltd.

Target equity refers to total 20.32% equity of Target Company transferred by the Transferor to the Transferee in accordance with terms and conditions of the Agreement

This equity transfer refers to the behavior of the Transferor transferring the target equity to the Transferee in accordance with terms and conditions of the Agreement

Equity transfer price refers to the consideration paid by the Transferee to the Transferor for the transferred target equity as agreed in the Agreement

Equity repurchase price refers to the consideration paid by the Transferor to the Transferee in repurchase of target equity when the repurchase conditions are met as agreed in the Agreement.

Related party refers to (i) as for any body (including legal person, non-corporate entity or natural person), namely any other legal person, non-corporate entity or natural person directly or indirectly controlled by the body, or any other legal person, non-corporate entity or natural person directly or indirectly controlling the body or controlled together with the body by others; (ii) as for natural person, its spouse, children, brothers, sisters, parents, parents of spouse, entrustee of any trust with the natural person or its immediate family member as beneficiary or discretionary trust object, or any entity or company controlled by or with themselves or the abovementioned ones acting as directors or senior managers. Moreover, to avoid doubt, shareholders are all related parties of the company. The aforesaid “controlling” or “controlled” refers to the power to directly or indirectly direct the management and decisions of the body by voting rights, contract or other means or instruct others to make directions or other relations constituting actual control in fact.

Transition period refers to the period from signing of the Agreement to the delivery date.

Delivery date refers to the date when the industrial and commercial registration procedures of change of target equity are completed

Yuan refers to RMB Yuan

1.2 “Articles”, “terms” and “attachments” are respectively “articles”, “terms” and “attachments” of the Agreement. The mention of “the Agreement” shall include the mention of its attachments.

1.3 The word “include” and similar expressions are not restrictive term and “not limited to” shall closely follow “include” when explained.

1.4 Titles of articles of the Agreement are only for the convenience of reading, and shall not affect the understanding to articles of the Agreement.

2 Transfer of Target Equity

The Transferor agrees to transfer the target equity to the Transferee in accordance with conditions of the Agreement and the Transferee agrees to accept the target equity.

3. Transfer Price and Payment Mode

3.1 The equity transfer price this time is 580,000,000 Yuan (in words: RMB Five Hundred and Eighty Million Yuan).

3.2 Both parties hereby irrevocably agree that, unless otherwise stipulated in Article 5, the transfer price stipulated in Article 3.1 of the Agreement about the target equity shall not be changed or adjusted for other matters.

3.3 The equity transfer price agreed in Article 3.1 of the Agreement shall be paid as per the following period and mode:

(i) Within three (3) working days after the Agreement is signed, both parties shall establish a joint capital account in the third party (bank or other legal institution) recognized by them (Party A provides special financial seal and Party B provides personal seal). Within three (3) working days after the joint capital account is established, Party B shall pay 50,000,000 Yuan (in words: RMB Fifty Million Yuan) to the joint capital account; within thirty (30) working days after the aforesaid amount is received, Party A shall complete the industrial and commercial registration of change under the name of body designated by Party B;

(ii) Within three (3) working days after Party A completes the industrial and commercial registration procedures of change, Party B shall pay 100,000,000 Yuan (in words: RMB One Hundred Million Yuan) to the bank account designated by Party A (name of account: Beijing Linghang Shengshi Advertising Co.,Ltd.; account number: 110902211710702; bank of deposit: Beijing Dongzhimen Branch of China Merchants Bank); meanwhile, both parties cooperates to transfer the 50,000,000 Yuan (in words: RMB Fifty Million Yuan) in joint capital account to the bank account designated by Party A to offset the equity transfer price payable by Party B.

(iii) Within thirty (30) days from the date when Party A completes industrial and commercial registration procedures of change of the target equity, Party B shall pay 50,000,000 Yuan (in words: RMB Fifty Million Yuan) to the bank account designated by Party A (name of account: Beijing Linghang Shengshi Advertising Co.,Ltd.; account number: 110902211710702; bank of deposit: Beijing Dongzhimen Branch of China Merchants Bank);

(iv) The Target Company or its related party shall be listed/restructured within one year (365 days) after the Agreement is signed and the condition shall be submitted to securities regulatory department. If the Target Company or its related party is listed/restructured and obtains the approval of securities regulatory department within half a year (180 days) after the submission for review, Party B shall pay the remained 380,000,000 Yuan (Three Hundred and Eighty Million Yuan) to Party A or the account designated by Party A within three (3) working days after the approval.

3.4 Costs and taxes arising from the equity transfer shall be borne by the Transferor and the Transferee in accordance with law.

3.5 Party A shall spare no efforts to coordinate the work of other shareholders after the Agreement is signed to ensure the smooth completion of the equity transfer and industrial and commercial registration procedures for change of shareholders and directors (two persons designated by Party B replace the original two members of the board of directors of Party A) and guarantee the independent and normal exercise of shareholder’s rights by Party B.

4 Delivery of Target Equity

4.1 The equity transfer under the Agreement shall be deemed as delivered after the Target Company completes the industrial and commercial registration procedures of change of the target equity and directors. The date when the industrial and commercial registration procedures of change of the target equity and directors are completed shall be the delivery date.

4.2 The Transferor and the Transferee agree that, both parties shall pay equity transfer price and handle target equity transfer as well as industrial and commercial registration of change of shareholders and directors in accordance with Article 3.

4.3 For the purpose of this equity transfer, both parties agree to cooperate to sign necessary and reasonable legal documents required from time to time by government departments such as industrial and commercial administrative department so as to promote the completion of registration and/or filing and other procedures required for the equity transfer as soon as possible.

4.4 Costs required for industrial and commercial registration procedures of change shall be borne respectively by both parties in accordance with laws, regulations or applicable rules.

5 Repurchase of Target Equity

5.1 If the Target Company or its related party fails to submit listing, restructuring and acquisition application to Securities Regulatory Commission within one year (365 days) after the Agreement is signed, Party A shall repurchase the target equity transferred in the Agreement. The equity repurchase price is 230,000,000 Yuan (in words: RMB Two Hundred and Thirty Million Yuan). Meanwhile, there shall be no need for Party B to pay the remained equity transfer price of 380,000,000 Yuan (in words: RMB Three Hundred and Eighty Million Yuan) to Party A.

If the Target Company or its related party submits listing/restructuring application within one year (365 days) after the Agreement is signed, the abovementioned repurchase period shall be postponed half a year (180 days) from the date of applying to the Commission. If the application is not approved by the Securities Regulatory Commission after the postponed half a year (180 days) is due, Party A shall repurchase the equity. According to the actual payment progress, the repurchase price shall be calculated by the day as per annual interest of 15%.

5.2 Repurchase price payment mode:

After repurchase obligation is incurred, both Party A and Party B shall open joint account

Account information: Bank of Deposit: Yangzhong Branch of Shanghai Pudong Development Bank Co., Ltd.

Account Number: 38030078801900000079

Party A shall pay 50,000,000 Yuan within 3 working days after the joint account is opened; Party A shall pay the remained repurchase price to Party B and relieve the procedures regarding the abovementioned 50,000,000 Yuan within seven (7) working days after Party B supports Party A to handle the industrial and commercial registration procedures of change corresponding to the retransfer of the target equity of Target Company to Party A.

5.3 If Party A fails to timely repurchase the target equity or pay equity repurchase price as agreed in Article 5.1, Party A agrees Party B to obtain the target equity by paying consideration (i.e., there is no need for Party B to pay the remained equity transfer price). Party A unconditionally recognizes the shareholder identity of Party B, and warranties that it will not advocate any right or present any objection to Party B for any reason or by any means regarding the target equity. Meanwhile, the Agreement is deemed as fulfilled.

6 Retransfer of Target Equity

6.1 From the date when the Agreement is signed to the expiration of one year (365 days) agreed in Article 5.1, both Party A and Party B could recommend appropriate third party to accept the target equity and the transfer price shall not be lower than 680,000,000 Yuan. If the third party agrees to transfer the equity with the price higher than 680,000,000 Yuan, Party B shall transfer the target equity obtained in accordance with the Agreement to the third party. Party A shall assist Party B to sign equity transfer agreement with the third party, and coordinate substantial shareholders and other shareholders of the Target Company to support the handling of industrial and commercial change procedures of target equity. If the third party conforming to the abovementioned conditions agrees to accept the transferred equity but Party B disagrees to transfer, Party B shall pay the equity transfer balance agreed in the Agreement to Party A, and Party A will not bear the obligation of repurchase.

If the transfer price is lower than 680,000,000 Yuan, both parties could negotiate to decide whether to transfer. After the Agreement is signed, Party B shall issue the Letter of Authorization to Party A to assist the retransfer.

6.2 If Party B retransfers the target equity in accordance with Article 6.1, Party B shall pay the equity transfer balance agreed in the Agreement to Party A after Party B signs equity transfer agreement with the transferee and receives target equity transfer price; after the equity transfer price 580,000,000 Yuan (in words: RMB Five Hundred and Eighty Million Yuan) agreed in the Agreement is deducted, the remained equity transfer price accepted by the third party shall be taken as return, and distributed by Party A and Party B in proportion of 3:7. Party B shall be entitled to transfer the remained price to the bank account designated by Party A after deducting the due return (if the transfer price paid by the third party is 680,000,000 Yuan, the due return of Party B shall be 70,000,000 Yuan, and so forth).

7 Distribution of Return on Target Equity after Listing of Target Company

7.1 If the Transferee successfully realizes listing/restructuring and acquisition through the Target Company or its related party, and sells corresponding stocks of target equity in the secondary market after the restricted stock trade period or achieve exit and realization of target equity in other ways, the Transferee shall distribute returns to the Transferor as agreed in this Article within fifteen (15) working days from the date when the Transferee obtain the cash returns realized from all target equity (“realized returns”):

Such returns calculation formula of the Transferor is: returns after listing = [realized returns of the Transferee – paid equity transfer price] x 30%.

7.2 After the Target Company or its related party realize listing/restructuring and acquisition successfully, the Transferee shall exit the secondary market within [15] working days upon expiration of non-restrictive period. In the case that the Transferee fails to exit the secondary market, upon expiration of the agreed period for exit, if the Transferee could have a profit/surplus after realized returns are calculated according to the benchmark price which shall be the average price of corresponding stocks of target equity obtained by the Transferee in the period that includes fifteen (15) trading days before expiration of non-restrictive period plus fifteen (15) trading days after expiration of non-restrictive period, 30% of the surplus shall be the deserved return of the Transferor, and Party B shall pay it to Party A within fifteen (15) working days.

7.3 If the restriction on target equity is removed or the Transferee sells target equity by stages, return shall be paid to the Transferor by stages as agreed above.

8 Transition Period

8.1 During transition period, unless agreed by the Transferee, the Transferor shall not allow the Target Company to distribute dividend or issue new equity or other securities that can be converted to equity.

8.2 During transition period, the Transferor shall practically perform shareholder’s responsibility, and abide by the representation, statement and warranty of the Transferor in the Agreement, and shall not impair the profit of the Target Company.

9 Entry-into-force Conditions

The entry-into-force conditions of the Agreement are:

(i ) The Agreement is signed and affixed corporate seal by authorized representatives of institutions in parties hereto (if the Agreement is signed by authorized representatives, their letter of authorization shall be taken as attachment of the Agreement);

(ii) The Agreement is signed by natural persons in parties hereto.

(iii) During industrial and commercial handling process, the Transferor shall provide the resolution of shareholder committee regarding the consent to the transfer and the waiver of preemption right.

10 Representation, Statement and Warranty of Transferor

10.1 The Transferor separately and jointly ensures that the following representation, statement and warranty are true, complete and accurate in the signing, entry-into-force and delivery day of the Agreement:

(i) They are respectively legal entities incorporated and existing in accordance with applicable laws, or Chinese citizens with full capacity for civil conduct, have legal capacity and disposing capacity to sign and perform the Agreement, and have obtained corresponding authorization or approval to sign and perform the Agreement.

(ii) Once the Agreement is signed, the Transferor shall undertake legal, valid and binding obligations which are enforceable as agreed in the Agreement.

(iii) The signing and performance of the Agreement will not violate other binding judgments, adjudications, contracts, agreements, regulations or other documents, or its applicable law.

(iv) The Transferor legally has the target equity under the Agreement and the target equity is the legal property of the Transferor. The Transferor is the registered proprietor and actual rights and interests owner of the target equity. Any shareholding on behalf of the holder, trust or similar arrangement does not exist, so do pledge, mortgage and other security interests, or any kinds of encumbrance or any other rights of the third parties.

(v) The Transferor has fully paid the capital contribution to the Target Company, without any feigned investment or capital withdrawal.

(vi) Prior to delivery of target equity from the signing of the Agreement, the Transferor shall not transfer its target equity to any third party, or have any contact or negotiate with the third party regarding equity transfer.

(vii) The Transferor warranties to coordinate other shareholders of the Target Company to agree the registration of the target equity transferred to Party B under the name of bodies (not exceeding 5) designated by Party B, require substantial shareholders and other shareholders of Target Company to support the handling of industrial and commercial registration procedures of change of shareholders and directors regarding target equity transfer, and replace the original two director seats in the board to persons designated by Party B.

(viii) The Transferor promises to undertake corresponding debts of target equity before signing day of the Agreement, and the obligations and responsibilities of Transferor under Equity Transfer Agreement of Airmedia Group Co., Ltd. and Complementary Agreement signed by the Transferor and other shareholders of Target Company, as well as Memorandum on Continuing to Perform ‘Equity Transfer Agreement of Airmedia Group Co., Ltd.’ and ‘Complementary Agreement’.

(ix) The Transferor shall provide all documents and materials required by due diligence of the Transferee, and make a true explanation on major concerns of the Transferee; the Transferor warranties that all documents and materials provided by it are legal, true and effective, and the representation is absolutely authentic.

(x) The Transferor warranties to perform its obligations as agreed in the Agreement.

10.2 The Transferor agrees to make full compensation to the Transferee as reasonably required by the Transferee for all losses, costs and expenditures (including expenditure of legal service) arising from, suffered for or incurred by mistake, inaccuracy or major omission of the Transferor’s representation, statement and warranty.

11 Representation, Statement and Warranty of Transferee

11.1 The Transferee ensures that the following representation, statement and warranty are true, complete and accurate in the signing, entry-into-force and delivery day of the Agreement:

(i) It is a legal entity incorporated and existing in accordance with applicable laws, has legal capacity and disposing capacity to sign and perform the Agreement, and has obtained corresponding authorization or approval to sign and perform the Agreement;

(ii) Once the Agreement is signed, the Transferee shall undertake legal, valid and binding obligations which are enforceable as agreed in the Agreement.

(iii) The signing and performance of the Agreement will not violate other binding judgments, adjudications, contracts, agreements, regulations or other documents, or its applicable law.

(iv) The Transferee has the capital strength to pay the equity transfer price in full, and the source of capital used for purchasing target equity is legal.

(v) All certifications, documents, materials and information provided by the Transferee to the Transferor for the purpose of signing and performing the Agreement are true, accurate and complete at the providing day and within the application/use period, without any intentional concealment and cheat.

11.2 The Transferee agrees to make full compensation to the Transferor as reasonably required by the Transferor for all losses, costs and expenditures (including expenditure of legal service) arising from, suffered for or incurred by mistake, inaccuracy or major omission of the Transferee’s representation, statement and warranty.

12       Liability of Default

12.1       Upon the entry into force of this Agreement, both Parties shall perform their obligations and agreements in a comprehensive, proper and timely manner in accordance with the provisions of this Agreement. Any party’s violation of the provisions of this Agreement constitutes a breach of contract.

12.2       In the event of a breach, the defaulting party shall compensate the non-defaulting party for the losses caused by its breach.

12.3       In case of failure to complete the industrial and commercial registration of the shareholders and directors of the target equity transfer on time as stipulated in Article 3.3 of this Agreement due to the reasons of the transferor, the transferor shall pay the transferee penalty according to the standard of 8%/year of the paid equity transfer price (calculated on a daily basis) for each delayed day. In case the delay reaches twenty (20) working days, the transferee shall have the right to terminate this Agreement and require the transferor to pay additional 10% of the paid equity transfer price as penalty besides the above penalty; in case the transferee does not terminate this Agreement, it shall not affect the transferee’s right to demand payment of the above penalty from the transferor.

12.4       In case the transferee fails to pay the equity transfer price in full and on time as agreed in Article 3.3 hereof, the transferee shall pay the transferor penalty according to the standard of 8%/year of the unpaid payable equity transfer price (calculated on a daily basis) for each delayed day. In case the delay reaches 20 working days, the transferor shall have the right to terminate this Agreement and require the transferee to pay additional 10% of the unpaid payable equity transfer price as penalty besides the above penalty; in case the transferor does not terminate this Agreement, it shall not affect the transferor’s right to demand payment of the above penalty from the transferee.

12.5 The rights and remedies stipulated in this Agreement are cumulative and do not exclude other rights or remedies prescribed by law.

12.6 A waiver of a breach of the defaulting party by non-defaulting party to this Agreement shall only be valid in writing. The failure or delay of a party to exercise any of its rights or remedies under this Agreement shall not constitute a waiver; nor shall the partial exercise of its rights or remedies prevent it from exercising any other rights or remedies.

13       Force Majeure

13.1       In the case of a force majeure event that directly affects the performance of this Agreement, the party encountering the force majeure event shall immediately notify the other party by post or fax, and provide documentary evidence within fifteen (15) days to explain the details of the relevant event and the reason for failing to perform or partially perform this Agreement or delaying in performing this Agreement.

13.2        In the case of a force majeure event, both Parties to the Agreement shall do their utmost to perform all liabilities under this Agreement until this Agreement terminates in accordance with the provisions of this clause. However, the party encountering the force majeure event shall have the right to notify other parties to this Agreement in writing to terminate this Agreement any time after the force majeure event continues for more than three (3) months. This Agreement shall be terminated in real time upon the receipt of this notice. However, such termination shall be without detriment to the rights of either party against the other party arising out of the other party’s previous breach of contract.

14       Alteration and Termination of Agreement

14.1       This Agreement shall be irrevocable once it is signed by both Parties. Unless otherwise expressly provided in this Agreement, any alteration or termination of this Agreement shall take effect only upon a prior written contract by both Parties.

14.2        The amendments to this Agreement shall be made in writing by both Parties and take effect after both Parties sign or seal it and after all entry-into-force conditions stipulated in Article 9 under this Agreement are met.

14.3        Unless otherwise provided in this Agreement, the alteration or termination of this Agreement shall not affect the rights of both Parties to this Agreement to claim damages. In case the alteration or termination of this Agreement causes losses to one party to the Agreement, except for the exemption from liability in accordance with laws and provisions of this Agreement, the responsible party shall be liable for bearing or compensating for the losses.

15       Settlement of Disputes

15.1       For all disputes arising from or in connection with this Agreement, both Parties shall endeavor to settle them through friendly negotiation or mediation. In case the disputes cannot be settled in the above-mentioned ways within thirty (30) days after the occurrence of the disputes, either party may choose to file a suit in a people’s court with jurisdiction in the place where the plaintiff is located.

15.2       The disputes referred to in this clause mean all disputes between both Parties in respect of the validity of this Contract, interpretation of the contents of this Contract, the performance of this Contract, the liability of default, the alteration, cancellation and termination of this Contract, etc.

15.3       This clause is independent of other clauses under this Agreement. It shall enter into force immediately after the signing of this Agreement and continue to be valid after the termination of this Agreement.

16       Confidentiality

16.1       Unless it is agreed in writing by both Parties in advance or otherwise provided in this Agreement and laws, either party to this Agreement shall not directly or indirectly disclose or use, or allow its directors, employees, representatives, agents and attorneys to disclose or use the following confidential information:

(i)       Information related to the existence of this Agreement and this equity transfer;

(ii)       Any information regarding the discussion between both Parties on the signing and performance of this Agreement, the clauses of this Agreement, the terms of the transaction or any other information regarding this equity transfer;

(iii)       Any non-public information on the other party or other related parties obtained by either party in the process of negotiating this equity transfer with the other party or performing this Agreement.

16.2       The confidentiality obligations of the parties to this Agreement shall be exempted under the following circumstances:

(i)        Any confidential information may be disclosed to the employees, representatives, agents, consultants, attorneys or other personnel who need to know such confidential information for their participation in this equity transfer on the premise that the above-mentioned employees, representatives, agents, consultants, attorneys or other personnel shall be obliged to keep such confidential information confidential;

(ii)       In case the confidential information has been disclosed by a third party to be known by the public not on the part of either party, neither party shall be obliged to keep such information confidential;

(iii)       Relevant information has been publicly disclosed or to disclose relevant information as requested by laws and regulations and/or the requirements of security regulation authorities, security exchanges or administrative agencies handling filing or approval;

(iv) Party A’s disclosure of this transaction as requested by U.S. Securities and Exchange Commission and NASDAQ Stock Market shall not be bound by this clause of confidentiality.

16.3       This clause shall enter into force immediately after the signing of this Agreement and shall not be terminated by the termination of this Agreement.

17       Notice

17.1       Any notice or other communication between the transferor and transferee associated with this Agreement (hereinafter referred to as “notice”) shall be in writing (including delivery in person, postal delivery and fax).

17.2       Any such notice shall be sent in the way of delivery by a specially-assigned person, postal delivery or fax. Any notice shall be deemed as received at the following time:

(i)       Any notice delivered in person shall be deemed as delivered at the time of the notified party signing to acknowledge the receipt. It shall not be deemed as valid delivery if the notified party has not signed to acknowledge the receipt;

(ii)       Any notice sent via postal delivery shall use registered express or express delivery service, and it shall be deemed as delivered to the notified party in 48 hours after being mailed out (it shall be postponed for statutory holidays);

(iii)       Any notice sent via fax shall be deemed as delivered at the time of faxing it and obtaining confirmation of transmission. However, if it is a holiday when the notice is faxed, such notice shall be deemed as delivered on the first working day following the holiday.

17.3       Any notice between the transferor and the transferee associated with this Agreement shall be delivered to the notified party at the following address or telephone number, and it shall clearly indicate the names of the following contact persons to constitute a valid notice:

Transferor:

Beijing Linghang Shengshi Advertising Co.,Ltd.

Contact person: Liu Wenjun

Address: [17F, Tianheng Mansion, No. 46, Dongzhimen Outer Street, Dongcheng District, Beijing]

Guo Man

Address: [15F, Tianheng Mansion, No. 46, Dongzhimen Outer Street, Dongcheng District, Beijing]

Xu Qing

Address: [15F, Tianheng Mansion, No. 46, Dongzhimen Outer Street, Dongcheng District, Beijing]

Transferee:

Jiangsu Hongzhou Investment Co., Ltd.

Contact person: Chang Qing

Address: Huawei Village, Xinba Town, Yangzhong, Jiangsu.

17.4       In case the address or telephone number of any party changes, it shall notify the other party within three days after the change.

18       Waiver of Rights

18.1       In case any party to this Agreement fails to exercise, partially exercises or delays the exercise of any right under this Agreement, it shall not be deemed as a waiver of such right or any other rights under this Agreement; in case any party exempts the other party from its liability for a certain breach of a contract or waives the right that it can claim for shall not be interpreted as a exemption from the same breach of a contract by the other party or waiver of the right that it can claim for in future.

19       Invalidity

19.1       In case one or multiple clauses under this Agreement or other documents associated therewith are found to be invalid, illegal or unenforceable under any applicable laws, (1) the validity, legality and enforceability of other clauses shall not be affected and shall remain completely valid; (2) both Parties shall immediately use a valid, legal and enforceable clause that is closest to the intent of such invalid, illegal and enforceable clause to replace such clause.

20       Entire Agreement

20.1       The entire agreement set forth in this Agreement that is reached between both Parties with respect to matters under this Agreement shall replace all previous agreements (irrespective of oral or written agreements) or understanding reached between both Parties with respect to matters under this Agreement (except for those expressly provided in this Agreement).

21       Costs

21.1       Each party shall bear its own costs and expenses arising from the negotiation, drafting, signing and execution of this Agreement, and pay its own taxes in accordance with the provisions of laws and regulations.

22       Applicable Law

22.1       This Agreement is governed by the laws of the People’s Republic of China.

23       Text

This Agreement is made in quintuplicate (5 copies), with three (3) copies held by Party A, one (1) copy held by Party B and one submitted to the industrial and commercial registration authority for filing (in case the industrial and commercial registration authority requires a fixed format, the parties shall sign a separate agreement for the purpose of industrial and commercial registration of changes, but the actual rights and obligations shall be subject to this Agreement). All copies shall have the same legal effect.

(There is no text below in this page. It is for the signatures and seals for the Agreement on Equity Transfer of AirMedia Group Co., Ltd.)

Party A 1 Beijing Linghang Shengshi Advertising Co.,Ltd.

Company seal: /s/ Beijing Linghang Shengshi Advertising Co.,Ltd.

/s/ Legal Representative or Authorized Signatory

Date: November 5, 2018

(There is no text below in this page. It is for the signatures and seals for the Agreement on Equity Transfer of AirMedia Group Co., Ltd.)

Party A 2: Guo Man

/s/ Man Guo

Date: November 5, 2018

(There is no text below in this page. It is for the signatures and seals for the Agreement on Equity Transfer of AirMedia Group Co., Ltd.)

Party A 3: Xu Qing

/s/ Xu Qing

Date: November 5, 2018

(There is no text below in this page. It is for the signatures and seals for the Agreement on Equity Transfer of AirMedia Group Co., Ltd.)

Party B: Jiangsu Hongzhou Investment Co., Ltd.

Company seal: /s/ Jiangsu Hongzhou Investment Co., Ltd.

/s/ Legal Representative or Authorized Signatory

Date: November 5, 2018